

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2020

Karen J. Holcom
Chief Financial Officer
ACUITY BRANDS INC
1170 Peachtree Street, N.E.,
Suite 2300
Atlanta, GA 30309

>   **Re: ACUITY BRANDS INC**
>   **Form 10-K for the Fiscal Year Ended August 31, 2019**
>   **Filed October 29, 2019**
>   **File No. 001-16583**

Dear Ms. Holcom:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing